UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75402 / July 9, 2015

Admin. Proc. File No. 3-16393

In the Matter of

INFORMATION ARCHITECTS CORPORATION (N/K/A
DAKOTA CREATIVE GROUP CORPORATION)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Information Architects Corporation (n/k/a Dakota
Creative Group Corporation) and the Commission has not chosen to review the decision on its
own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Information Architects Corporation (n/k/a Dakota
Creative Group Corporation).[2] The order contained in that decision is hereby declared effective.
The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of
1934, the registration of the registered securities of Information Architects Corporation (n/k/a
Dakota Creative Group Corporation) is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Calypte Biomedical Corp., EC Dev., Inc., and Info. Architects Corp. (n/k/a Dakota Creative
Grp. Corp.),* Initial Decision Release No. 802 (May 27, 2015), 111 SEC Docket 12, 2015 WL
3398240. The Central Index Key number for Information Architects Corporation (n/k/a Dakota
Creative Group Corporation) is 1018336.

INITIAL DECISION RELEASE NO. 802
ADMINISTRATIVE PROCEEDING
File No. 3-16393

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CALYPTE BIOMEDICAL CORPORATION, EC DEVELOPMENT, INC., and INFORMATION ARCHITECTS CORPORATION (N/K/A DAKOTA CREATIVE GROUP CORPORATION)	INITIAL DECISION AS TO INFORMATION ARCHITECTS CORPORATION (N/K/A DAKOTA CREATIVE GROUP CORPORATION May 27, 2015

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

William Craig, acting CEO, for Information Architects Corporation (n/k/a Dakota Creative Group Corporation)

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Information Architects Corporation (n/k/a Dakota Creative Group Corporation) (Information Architects).[1] The revocation is based on Information Architects' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission). Information Architects is delinquent in its periodic filings, having failed to file any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange

[1] The proceeding has ended as to Calypte Biomedical Corporation and EC Development, Inc. *Calypte Biomedical Corp.*, Exchange Act Release No. 74647, 2015 WL 1519699 (Apr. 6, 2015); *Calypte Biomedical Corp.*, Initial Decision Release No. 771, 2015 SEC LEXIS 1312 (Apr. 8, 2015), *finality order*, Exchange Act Release No. 75020, 2015 SEC LEXIS 1978 (May 21, 2015).

Act), on February 20, 2015. A prehearing conference was held on April 2, 2015, at which I ordered Information Architects to file an Answer by April 10, 2015, and set a schedule for motions for summary disposition. Prehearing Transcript at 10, 14; *see Calypte Biomedical Corp.*, Admin. Proc. Rulings Release No. 2487, 2015 SEC LEXIS 1201 (Apr. 2, 2015).

Information Architects did not file an Answer. The Division of Enforcement (Division) filed a Motion for Summary Disposition (Motion), attaching the Declaration of David S. Frye in Support of the Motion and eleven exhibits, on April 24, 2015.[2] Information Architects did not file an opposition.

This Initial Decision is based on the Division's Motion, as well as the Commission's public official records concerning Information Architects, of which official notice is taken pursuant to Rule 323 of the Commission's Rules of Practice (Rule). 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact. *See* 17 C.F.R. § 201.250. Although Information Architects did not file an Answer, and accordingly could have been held in default, this proceeding has been resolved by summary disposition, because summary disposition prejudices Information Architects less than default. *See* 17 C.F.R. § 201.155, .250. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Information Architects' securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any periodic reports since filing a Form 10-Q for the period ended September 30, 2012. OIP at 2; Ex. 1. The Division requests that the registration of Information Architects' securities be revoked, citing its ongoing delinquency and inadequate efforts to remedy its past violations and ensure future compliance. Motion at 1, 9-14.

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[2] Exhibit (Ex.) 1 is a true copy of the cover page from a Form 10-12G for Information Architects filed with the Commission on March 31, 1997; Ex. 2 is a true copy of a printout from the North Carolina Secretary of State's website showing Information Architects' corporate status as of April 21, 2015; Ex. 3 is a true copy of excerpts from the prehearing conference held in this matter on April 2, 2015; Ex. 4 is a true copy of a printout from www.otcquote.com showing the trading status of Information Architects' common stock as of February 12, 2015; Ex. 5 is a true copy of the delinquency letter from the Commission's Division of Corporation Finance (Corporation Finance) to Information Architects dated May 21, 2014, along with a copy of the returned envelope showing that the letter was "unclaimed"; Ex. 6 is a true copy of a printout of Information Architects-related filings from the Commission's EDGAR database; Ex. 7 is a true copy of Information Architects' Form 8-K filed on April 9, 2014; Ex. 8 is a true copy of a delinquency letter from Corporation Finance to Information Architects dated July 15, 2014, along with a copy of the returned envelope; Ex. 9 is a true copy of Information Architects' Form 8-K/A, Amendment No. 2, filed on December 6, 2013; Ex. 10 is a true copy of a letter from Corporation Finance to Information Architects, dated December 11, 2013; and Ex. 11 is a true copy of excerpts from Information Architects' Form 10-K for the period ended December 31, 2011, filed with the Commission on April 16, 2012.

II. FINDINGS OF FACT

Information Architects, Central Index Key No. 1018336, is a North Carolina corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP at 2; Exs. 1-2; Form 10-12G filed Oct. 30, 1997. Information Architects is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $1,397,232 for the prior nine months. OIP at 2; Form 10-Q filed Nov. 19, 2012, at 3; Ex. 6 at 1. On May 21 and July 15, 2014, the Commission's Division of Corporation Finance (Corporation Finance) sent Information Architects delinquency letters, which were returned to sender.[3] Motion at 4; Exs. 5, 8. As of February 12, 2015, the common stock of Information Architects was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2; Ex. 4.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Information Architects failed to timely file required periodic reports for any period after the quarter ended September 30, 2012. Accordingly, Information Architects violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the

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[3] Information Architects was additionally informed of its delinquency by Corporation Finance in a December 11, 2013, letter addressing delinquencies with a recently filed Form 8-K. Ex. 10.

isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Information Architects' violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Information Architects' violations are also recurrent in that it failed to file eight consecutive periodic reports for approximately two years.[4] *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Additionally, Information Architects has failed to file Forms 12b-25 informing investors of its inability to make its periodic filings since it filed one for its missing Form 10-K for the period ended December 31, 2012. Ex. 6.

With respect to culpability, the record shows that Information Architects knew of its reporting obligations but failed to comply with them. Corporation Finance sent two delinquency letters to Information Architects and also notified it of its delinquency in a separate letter. Exs. 5, 8, 10. The first delinquency letter was sent to Information Architects' address listed on its most recent filing with the Commission and the second delinquency letter was sent to Information Architects' address listed on its penultimate filing with the Commission. *See* Exs. 5, 7, 8, 9. Information Architects filed a Form 12b-25 for the period ended December 31, 2012, informing investors of its inability to timely file its Form 10-K for that period. Form 12b-25 filed Apr. 1, 2013. Clearly, Information Architects understood its Exchange Act reporting obligations, yet failed to file its periodic reports.

Information Architects has made no credible effort to remedy its past violations nor offer any assurances against future violations. It did not respond to the two delinquency letters, nor did it file an Answer or oppose the Division's Motion.

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[4] Up to the date of filing of the OIP, Information Architects was delinquent in eight filings (Forms 10-K for 2012 and 2013 and six Forms 10-Q), but as Ex. 6 shows, in the period between the issuance of the OIP and this Initial Decision, Information Architects failed to file a Form 10-K for the period ending December 31, 2014, which was due on March 31, 2015; Information Architects also failed to file a Form 10-Q for the period ending March 31, 2015, which was due on May 15, 2015. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313, at *23-24 n.31 (July 6, 2011) (noting that filing failures subsequent to the OIP may be considered in assessing appropriate sanctions (citing *Nature's Sunshine*, 2009 SEC LEXIS 81, at *22 n.27)).

Revocation of the registration of Information Architects' registered securities will serve the public interest and the protection of investors, pursuant to Exchange Act Section 12(j).

V. ORDER

It is hereby ORDERED that the Division of Enforcement's Motion for Summary Disposition is GRANTED.

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the registration of the registered securities of Information Architects Corporation (n/k/a Dakota Creative Group Corporation) is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to a party.

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Cameron Elliot
Administrative Law Judge